

MAIL STOP 3010

August 3, 2009

Allen Hartman, Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re: Hartman Short Term Income Properties XX, Inc.**
> **Amendment No. 5 to Form S-11**
> **File No. 333-154750**
> **Filed July 14, 2009**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Policy with Respect to Leverage, page 10

1.   We note your response to comment 3 of our letter dated June 29, 2009 that you currently intend to maintain debt up to approximately 50% of the value of your real property assets. Please provide similar revisions in your compensation tables, which currently state that the 50% limit is based on the value of your aggregate assets.

Certain Conflict Resolutions Procedures, page 82

2.   We note your response to comment 7 that in an affiliated transaction, the independent directors may forgo an independent appraisal and determine the

value based on "appropriate capitalization rates" or recent sales of "comparable properties." Please revise to clarify, if true, that the independent directors or the full board will determine the amount of "appropriate" capitalization rates and the properties that are deemed "comparable" for purposes of comparing sales prices.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Real Estate, page 96

3.   Please note that as a calendar year-end company, SFAS 141(R) is effective for business combinations for which such acquisition date is on or after January 1, 2009.

Financial Statements, page F-2

4.   Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Prior Performance Tables
Table III. Annual Operating Results of Prior Real Estate Programs, page A-5

5.   We note your response to comment 19. Please revise to provide a footnote to the table to reflect your response.

Part II

6.   Please note on EDGAR that Part II of your registration statement ends on page II-4. Please file the complete registration statement, including the signature page, with your next amendment.

Exhibit 23.2

7.   Please amend your filing to include a currently dated and signed consent from your accountants, GBH CPAs, PC, for the inclusion of their audit report and reference to their authority as experts.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Schaff, Esq. (via fax)